July 14, 2010

Caroline Rechia
President and Chief Executive Officer
Northridge Ventures Inc.
2325 Hurontario Street, Suite 204
Mississauga, Ontario L5A 4K4

> **Re:** **Northridge Ventures Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed July 12, 2010**
> **File No. 000-52239**

Dear Ms. Rechia:

This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. After reviewing your response, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposed Amendment to Increase the Number of Authorized Common Shares

1. We note that on April 22, 2010 the company mailed a preliminary information statement informing shareholders that you plan to amend your articles of incorporation to increase the authorized shares of common stock to 800 million. We further note that on June 3, 2010, the company's board of directors approved a transaction in which the company's authorized common stock was subsequently decreased to 80 million. Please consider disclosing these earlier transactions in the filing and the explaining why the company believes it is now necessary to undertake a second increase in the number of authorized common stock.

2. Please discuss the possible anti-takeover effects of the increase in your authorized shares of common stock. In addition, please also discuss other anti-takeover mechanism that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. Inform

holders that management might use the additional shares to resist or frustrate a third-party transaction, favored by a majority of the independent shareholders. Refer to SEC Release No. 34-15230.

As appropriate, please amend your filing and respond to these comments within 10 business days. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Jan Woo at (202) 551-3453 if you have questions. If you require further assistance, please contact me at (202) 551-3457.

Sincerely,

Maryse Mills-Apenteng
Special Counsel